February 8, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-6010

Attn: Mr. Jim B. Rosenberg

Re:	Sequenom, Inc.

SEC File No. 000-29101

Ladies and Gentlemen:

We are filing this letter via EDGAR in response to the staff’s additional comments regarding the Annual Report on Form 10-K of Sequenom, Inc. (the “Company”) for the fiscal year ended December 31, 2006 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, provided telephonically by Vanessa Robertson, Staff Accountant to the undersigned on January 28, 2008. The comments are repeated below and each comment is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2006

7. Commitments and Contingencies, page F-16

Collaboration, Development, and Licensing Agreements, page F-18

1.	Please note the disclosure is required information in the document so confidential treatment is not applicable. Please clarify that the milestone payments are directly linked to product sales, along with the aggregate amount of the potential payments.

We propose to include the following revised disclosure in our Annual Report on Form 10-K for the year ended December 31, 2007 (our additional proposed changes are in bold):

“In October 2005, we acquired exclusive rights in certain countries, including the United States, United Kingdom and other countries in Europe and elsewhere, to non-invasive prenatal diagnostic intellectual property from Isis Innovation Ltd., the technology transfer company of the University of Oxford. The intellectual property covers non-invasive prenatal genetic diagnostic testing on fetal nucleic acids derived from plasma or serum on any platform including mass spectrometry and real time polymerase chain reaction amplification platforms. In October 2006 and November 2007, we entered into amendments to the agreement that expanded the licensed applications for the licensed intellectual property and the licensed territory. Under the terms of the agreement and its amendments, we have paid up-front fees totaling $0.8 million and are required to pay up to approximately $0.3 million in aggregate milestone payments upon the achievement of initial sales or tests performed of various products or the issuance of a patent, as well as royalties on product sales.”

9. Stockholders’ Equity, page F-19

2.	It appears that some of the adjustments are anti-dilutive in nature, but that others such has merger provisions may include other aspects. Please clarify that these are all anti-dilutive or also include a description of how the adjustments are determined.

We propose to include the following revised disclosure in our Annual Report on Form 10-K for the year ended December 31, 2007 (our proposed changes are in bold):

“In connection with the private placement financing completed in June 2006, we issued to the investors warrants to purchase an aggregate of 11,999,999 shares of our common stock at an exercise price of $2.10 per share. These warrants contain anti-dilution provisions that adjust the exercise price and number of shares subject to the warrants upon reorganization, mergers, stock splits and combinations, reclassifications of our common stock, stock dividends, or other issuances of our common stock at purchase prices less than the warrants’ exercise price (other than certain exempt issuances, such as sales of common stock to our employees or conversions of convertible securities and options that were outstanding prior to the issuance of the warrants). These warrants expire in 2013.”

“Additionally, we issued to our placement agent in conjunction with the private placement financing a warrant to purchase an aggregate of 866,666 shares of our common stock at an exercise prices of $2.52 per share. This warrant contains anti-dilution provisions that adjust the exercise price and number of shares subject to the warrants upon reorganization, mergers, stock splits and combinations, reclassifications or our common stock, or stock dividends, but not for other issuances of our common stock. This warrant expires in June 2011.”

Form 10-Q for the quarterly period ended September 30, 2007

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 13

Liquidity and Capital Resources, page 17

3.	The table of contractual obligations should also include interest on long-term debt. Please revise the table to include interest on long-term debt, as well as a note to the table that explains this inclusion.

A revised contractual obligations table is presented below:

The following table summarizes our contractual obligations as of September 30, 2007 (Unaudited):

Contractual obligations (In thousands)	Total	Less than one year	1-3 years	After 3 years
Operating leases	$42,577	$6,176	$17,679	$18,722
Long-term debt obligation	776	266	510	—
Open purchase orders	6,317	6,317	—	—

Total contractual obligations	$49,670	$12,759	$18,189	$18,722

Future operating lease commitments for leases have not been reduced by future minimum sublease rentals to be received through December 2010 aggregating $0.9 million. Open purchase orders are primarily for inventory items and research and development supplies.

In September 2005, we entered into an amendment to our lease for our corporate headquarters in San Diego. The lease amendment provides for the deferral of approximately $3.2 million of the monthly rent payments by reducing the monthly payments through September 30, 2007 and increasing the aggregate monthly payments by the deferred amount for the remaining term of the lease, from October 1, 2007 to September 30, 2012. The total obligation under the lease remains unchanged. The contractual obligation table above reflects the deferral of these rent payments.

Long-term debt obligation includes the associated interest payable on this borrowing.

We propose to provide similar, but updated information, in our contractual obligations table in our Annual Report on Form 10k for the year ended December 31, 2007.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (858) 202-9015 if you have any further questions or comments.

Sincerely,

/s/ Paul Hawran
Paul Hawran
Chief Financial Officer

cc:	Vanessa Robertson, Staff Accountant

Jim Atkinson, Accounting Branch Chief

Harry Stylli, Ph.D.

Clarke W. Neumann, Esq.

D. Bradley Peck, Esq.